tj 8/4/14

SECURITIES AND EXCHANGE COMMISSION
14041232
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2013 (MM/DD/YY) AND ENDING 5/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buell Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard
(No. and Street)

Glastonbury	Connecticut	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Berris, CEO 860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin, Falce & Ruggiero LLP
(Name – *if individual, state last, first, middle name*)

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/14

KW 8/4/2014

OATH OR AFFIRMATION

I, Chris Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO [illegible]

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alfin, Fagin, Falce & Ruggiero LLP
Certified Public Accountants and Business Consultants
231 Farmington Avenue
Farmington, Connecticut 06032-1915
www.affrllp.com
(860) 679-5200 telephone
(866) 307-7974 facsimile

Jeffrey S. Alfin, CPA, MBA jeffa@affcpa.com
Stephen M. Ruggiero, CPA, MST stever@affcpa.com

Michael W. Fagin, CPA, MSPA mikef@affcpa.com
Robert W. Falce, CPA, CVA robertf@affcpa.com

Joseph A. Bernardi, CPA (1943 - 2010)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

Report on the Financial Statements

We have audited the accompanying financial statements of Buell Securities Corp. (a Connecticut corporation), which comprise the statement of financial condition as of May 31, 2014, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3, is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

Alfin, Fagin, Falce & Ruggiero LLP

ALFIN, FAGIN, FALCE & RUGGIERO LLP
Certified Public Accountants
June 17, 2014

We present the following report as of May 31, 2014:

Exhibit A -	Statement of Financial Condition as of May 31, 2014.
Exhibit B -	Statement of Income and Comprehensive Income for the Year Ended May 31, 2014.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2014.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2014.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 as of May 31, 2014.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 as of May 31, 2014.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 as of May 31, 2014.
Appendix A -	Independent Auditors' Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption From SEC Rule 15c3-3 as of May 31, 2014.

EXHIBIT A

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
May 31, 2014

ASSETS

Current Assets:				
Cash and cash equivalents	$	138,066		
Marketable securities owned, at market value		11,370		
Prepaid expenses		8,457		
Other assets		57,982		
Total Current Assets			$	215,875
Property and Equipment (net of accumulated depreciation)				-
TOTAL ASSETS			$	215,875

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Commissions payable	$	78,910		
Accounts payable and accrued expenses		2,817		
Total Liabilities			$	81,727
Stockholders' Equity:				
Common stock		110,700		
Capital in excess of par		16,686		
Retained earnings		3,492		
Accumulated other comprehensive income		3,270		
Total Stockholders' Equity				134,148
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	215,875

The accompanying notes are an integral part of these financial statements

EXHIBIT B

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED
May 31, 2014

Revenues		$ 1,744,901
Operating Expenses:		
Officers' salaries and commissions	$ 265,660	
Commissions	764,023	
Office salaries	89,293	
Outside contractors	52,058	
Payroll taxes	65,412	
Rent	105,852	
Insurance - business	6,905	
Insurance - group	95,277	
Dues and subscriptions	18,890	
Office expenses	42,032	
Communication	53,023	
Professional fees	12,562	
Retrieval services	38,500	
Clearing and surcharge related expenses	102,914	
Property and other taxes	1,293	
Charitable contributions	500	
Total Operating Expenses		1,714,194
Income Before Provision for State Minimum Tax		30,707
Provision for state minimum tax		250
Net Income		30,457
Other Comprehensive Income:		
Unrealized gains on securities		1,932
Comprehensive Income		$ 32,389

The accompanying notes are an integral part of these financial statements

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
May 31, 2014

Cash Flows From Operating Activities:		
Net income		$ 30,457
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Prepaid expenses	$ (7,942)	
Commissions payable	(3,819)	
Accounts payable and accrued expenses	(794)	
Total Adjustments		(12,555)
Net Cash Provided By Operating Activities		17,902
Cash and Cash Equivalents at Beginning of Year		120,164
Cash and Cash Equivalents at End of Year		$ 138,066
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ -
Income taxes		$ 250

EXHIBIT D

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
May 31, 2014

	Common Stock	Capital in Excess of Par	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income
Balances - May 31, 2013	$ 110,700	$ 16,686	$ (26,965)	$ 1,338
Comprehensive income:				
Unrealized gains on securities	-	-	-	1,932
Net income	-	-	30,457	-
Balances - May 31, 2014	$ 110,700	$ 16,686	$ 3,492	$ 3,270

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2014

Note 1 - Organization and Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by three shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred.

Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing accelerated methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

For the year ended May 31, 2014, the federal income tax and state minimum tax expenses were $0 and $250, respectively, as a result of net operating loss carryforward amounts from previous tax periods.

In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained.

Note 2 - Significant Accounting Policies (Continued):

C. Income Taxes (Continued):

Based on the evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending May 31, 2014.

The Company's federal and state income tax returns are subjected to examination by taxing authorities for a period of three years from the date they are filed.

D. Marketable Securities:

Marketable securities consist of 300 shares of the NASDAQ common stock; fair market value was $11,370 as of May 31, 2014. The unrealized gain for the year ended May 31, 2014 was $1,932 and is included in accumulated other comprehensive income.

E. Common Stock:

As of May 31, 2014, the Company has 4,650 shares authorized common stock, 1,107 of which are issued and outstanding; the shares have a par value of $100.

F. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3 - Receivable From Broker-Dealers and Clearing Organization:

The Company clears security transactions through the Pershing Division ("Pershing"), whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents as of May 31, 2014 were $128,643.

Note 3 - Receivable From Broker-Dealers and Clearing Organization (Continued):

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following as of May 31, 2014:

Furniture and equipment	$ 97,166
Less: Accumulated depreciation	97,166
Cost Less Depreciation	$ -

There was no depreciation expense for the year ended May 31, 2014.

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the SEC Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2014, the Company had net capital of $113,940, which was $63,940 in excess of the minimum required.

Note 6 - Rent Expense:

In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The original lease term was from December 22, 2005 through May 31, 2011 and obligates the Company to pay a pro rata share of operating expenses. In August 2010, the Company negotiated to extend the lease term to October 31, 2016. Total rent expense for the year ended May 31, 2014 was $105,852.

At May 31, 2014, future minimum lease payments over the term of the lease were as follows:

For the Year Ended	
May 31, 2015	$ 115,446
May 31, 2016	116,579
May 31, 2017	48,614
	$ 280,639

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

The Company did not have any advertising costs for the year ended May 31, 2014.

Note 9 - Subsequent Events:

The Company did not have any other subsequent events through June 17, 2014, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended May 31, 2014.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
May 31, 2014

Stockholders' Equity, per Exhibit A	$ 134,148
Less: Nonallowable assets & other deductions:	
Other assets	16,292
Net capital before haircuts on security positions	117,856
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)	3,916
Net Capital	113,940
Less: Net capital requirement (greater of $5,448, 6 2/3% of aggregate indebtedness of $81,727, or $50,000)	50,000
Net Capital in Excess of Requirement	$ 63,940
Computation of Aggregate Indebtedness:	
Aggregate indebtedness, per Exhibit A	81,727
Less: Non-Aggregate indebtedness liabilities	-
Aggregate Indebtedness	$ 81,727
Percentage of Aggregate Indebtedness to Net Capital	72%

The accompanying notes are an integral part of these financial statements

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
May 31, 2014

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
May 31, 2014

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2014) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$	113,940
Adjustments:		
None		
Total Adjustments		-
Net Capital, per Audit Report - Schedule 1	$	113,940

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2014) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report	$	81,727
Adjustments:		
None		
Total Adjustments		-
Requirement, per Audit Report - Schedule 1	$	81,727

Alfin, Fagin, Falce & Ruggiero LLP
Certified Public Accountants and Business Consultants
231 Farmington Avenue
Farmington, Connecticut 06032-1915
www.affrllp.com
(860) 679-5200 telephone
(866) 307-7974 facsimile

Jeffrey S. Alfin, CPA, MBA jeffa@affcpa.com
Stephen M. Ruggiero, CPA, MST stever@affcpa.com

Michael W. Fagin, CPA, MSPA mikef@affcpa.com
Robert W. Falce, CPA, CVA robertf@affcpa.com

Joseph A. Bernardi, CPA (1943 - 2010)

APPENDIX A
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1) CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In planning and performing our audit of the financial statements of Buell Securities Corp. as of and for the year ended May 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered Buell Securities Corp.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Buell Securities Corp.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Buell Securities Corp.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Buell Securities Corp. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Buell Securities Corp. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Buell Securities Corp. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Buell Securities Corp.'s practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin, Falce & Ruggiero LLP

ALFIN, FAGIN, FALCE & RUGGIERO LLP
Certified Public Accountants
June 17, 2014